Exhibit 99.1

TerraForm Power Reports First Quarter 2020 Results

NEW YORK, NY, May 11, 2020 - TerraForm Power, Inc. (Nasdaq: TERP) (“TerraForm Power”) today reported financial results for the quarter ended March 31, 2020.

Recent Highlights

•
Net (Loss) Income attributable to Class A shareholders, Adjusted EBITDA and CAFD of $(55) million, $180 million and $20 million, respectively, for the first quarter of 2020. This represents an increase in Net (Loss) Income attributable to Class A shareholders of $(46) million, an increase in Adjusted EBITDA of $2 million and a decrease in CAFD of $24 million, compared to the first quarter of 2019;

•
Entered into a definitive merger agreement with Brookfield Renewable Partners (“BEP” or “Brookfield Renewable”) by which BEP will acquire the balance of TerraForm Power shares Brookfield and its affiliates do not already own for a per share consideration of 0.381 in stock of either BEP or Brookfield Renewable Corporation (“BEPC”);

•
Transitioned to SMA Solar Technology (“SMA”) operations and maintenance (“O&M”) services for ~540 MW of our North American solar fleet, pursuant to the framework agreement that we signed with SMA in November of 2019;

•
Awarded 20-year Renewable Energy Certificate (“REC”) contracts by the New York State Energy Research and Development Authority (“NYSERDA”) for the 25% of incremental power production from our two New York repowering projects;

•	Completed a $246 million project-level refinancing of one of our North American wind farms at a rate of 3.28%, which we expect to achieve interest savings of $2.5 million per annum; and

•	Declared a Q2 2020 distribution of $0.2014 per share

“Since October of 2017, when Brookfield became our sponsor, we have made tremendous progress enhancing the value of our existing asset base and investing in accretive acquisitions to expand our scope of operations,” said John Stinebaugh, CEO of Terraform Power.  “On March 17, Brookfield Renewable entered into a merger agreement to acquire Terraform Power’s public shares in exchange for a significant interest in the combined business.  We believe this offers Terraform Power’s public shareholders an exciting opportunity to own an interest in one of the largest, most diversified, renewable power companies globally.  Brookfield Renewable’s investment mandate with a broad geographic scope that is opportunistic across the renewable power value chain will help achieve its growth objectives.”

Results
	Three Months Ended 3/31/2020	Three Months Ended 3/31/2019
Generation (GWh)	2,336	2,399
Net Loss - Class A Shares ($M)	(55)	(9)
Loss per Share[1]	$(0.24)	$(0.04)
Adjusted EBITDA[2] ($M)	180	178
CAFD[2] ($M)	20	44
CAFD per Share[1,2,3]	$0.09	$0.21

(1)  Loss per share is calculated using Net loss attributable to Class A common stockholders divided by the weighted average anti-dilutive Class A common stock shares outstanding. For the three months ended March 31, 2020 and March 31, 2019, weighted average anti-dilutive Class A common stock shares outstanding totaled 226.5 million, and 209.1 million, respectively.
(2) Non-GAAP measures. See “Reconciliation of Non-GAAP Measures” section.
(3) CAFD per share is calculated using CAFD divided by the weighted average diluted Class A common stock shares outstanding.

Update on Merger with Brookfield

In March, we entered into a definitive merger agreement for Brookfield Renewable to acquire all of the outstanding shares of Class A common stock of TerraForm Power, other than the approximately 62% currently owned by Brookfield Renewable and its affiliates.

Each share of Class A common stock of TerraForm Power will be acquired for consideration equivalent to 0.381 of a Brookfield Renewable unit. For each share of TerraForm Power's Class A common stock held, TerraForm Power shareholders will be entitled to receive, at their election, either Class A shares of Brookfield Renewable Corporation (“BEPC shares”) or limited partnership units of Brookfield Renewable (“BEP units”).

The Special Committee of the Board of Directors of TerraForm Power (the “Special Committee”), comprised solely of non-executive, independent directors of TerraForm Power, has unanimously recommended that TerraForm Power shareholders approve the transaction. The Special Committee believes the transaction is fair to and in the best interests of TerraForm Power and its unaffiliated shareholders.

A preliminary version of Brookfield Renewable’s F-1 merger proxy was recently filed with the Securities and Exchange Commission (the “SEC”). Once the merger proxy is finalized and filed with the SEC, the transaction is expected to be presented for approval of TerraForm Power shareholders representing a majority of the outstanding shares of TerraForm Power Class A common stock not owned by Brookfield Renewable and its affiliates. The transaction is also subject to other customary closing conditions and is expected to close in the third quarter of 2020.

Growth Initiatives

We continued to make significant progress on the repowerings of our ~160 MW Cohocton and Steel Winds projects in New York. The projects were recently awarded REC contracts by NYSERDA for the incremental production resulting from the repowerings (~25% of the total). These REC contracts have 20 year terms at an attractive price. We also have made substantial progress on the related project agreements and are targeting executing a corporate PPA, the NYSERDA REC contracts, the turbine supply agreement with GE and tax equity agreements in the second quarter of 2020. We remain on track to commence construction in the first half of 2021. While we do not anticipate any delays due to supply chain issues resulting from the COVID-19 pandemic, we continue to actively monitor the situation.

Operations

To date, we have signed Long Term Service Agreements ("LTSAs") for ~540 MW of projects in our North American solar portfolio and transitioned operations of these projects to SMA. We have sent out consent packages to project lenders and tax equity investors for the remaining ~450 MW of projects in our North American solar fleet. Upon receipt of these consents, we are targeting execution of the balance of the LTSAs and transfer of operations to SMA by the end of the third quarter of 2020. Our new O&M contracts are expected to reduce annualized costs by approximately $5 million and convey robust performance guarantees to our fleet.

Update on COVID-19

We have taken important steps to ensure that our employees and contractors are safe. At the end of March, we closed our New York City and Madrid offices and implemented our business continuity plan. Currently, the majority of our corporate and operations teams are working remotely with minimal disruption.

We are also proactively working with our O&M providers to mitigate the impact of the pandemic on our operations. Over the past weeks, we have engaged with O&M providers to ensure that they have appropriate business continuity plans in place in order to safeguard the health of our employees and contractors as well as to ensure that our wind and solar plants continue to generate power. To date, we have not seen any material degradation in the performance of our assets as a result of the pandemic. However, at a number of our distributed generation solar sites, we experienced temporary inability to access sites due to limitations on non-essential work. In such instances, we worked with local authorities to clarify that these regulations do not apply to our assets, and we now have access to these assets. We will continue to monitor this developing situation and provide further updates, as appropriate.

All-in-all, we believe that TerraForm Power is well positioned to ride out the COVID-19 pandemic crisis given that 95% of our revenue is generated under long-term contracts, over 90% of our PPA offtakers are either investment grade rated or municipalities with investment grade characteristics, our business is less labor intensive than most other industries and our assets are predominantly operational, which mitigates our exposure to supply chain disruptions.

Financial Results

In the first quarter of 2020, TerraForm Power delivered Net Loss attributable to Class A common stockholders, Adjusted EBITDA and CAFD of $(55) million, $180 million and $20 million, respectively. This represents an increase in Net Loss of $(46) million, an increase in Adjusted EBITDA of $2 million and a decrease in CAFD of $24 million, compared to the same period in 2019. Performance in the quarter was negatively impacted by a 36% decline in market power prices in Spain as well as 6% lower wind generation in North America, compared to the first quarter of 2019. Offsetting these factors were contributions from recent acquisitions as well as higher Solar Renewable Energy Certificate (“SREC”) revenues.

The lower market prices in Spain were in part caused by lower demand resulting from the economic slowdown caused by COVID-19 pandemic. We expect this decline in market prices in Spain to be mitigated through the price bands adjustment mechanism defined under the Spanish regulated revenue framework, whereby any shortfalls in the actual power price compared to the forecasted power price outside of the price band are recouped in future periods through an increase in the capacity payments that our assets receive. The lower wind generation in North America was mainly due to lower resource especially in our Central & Northeast regions as production guarantees in our GE O&M contracts largely offset availability that was below expectation.

Liquidity Update

Despite the challenges COVID-19 posed to the capital markets during the first quarter, we were able to continue executing our plan to extend debt maturities and reduce financing costs. In March, we completed $246 million in project-level refinancing of one of our North American wind farms at a rate of 3.28%, which we expect to achieve interest savings of ~$2.5 million per annum. The senior secured notes are fully amortizing with a final maturity in June 2037. At the end of the first quarter, our total corporate liquidity was $1.2 billion, inclusive of our $500 million sponsor line credit agreement with Brookfield Asset Management (“Brookfield”).

Announcement of Quarterly Distribution

On May 6, 2020, our Board of Directors declared a quarterly distribution with respect to our Class A common stock of $0.2014 per share. The distribution is payable on June 15, 2020, to stockholders of record as of June 1, 2020. This distribution represents our tenth consecutive quarterly distribution payment under Brookfield’s sponsorship.

About TerraForm Power

TerraForm Power owns and operates a best-in-class renewable power portfolio of solar and wind assets located primarily in the U.S. and E.U., totaling more than 4,200 MW of installed capacity. TerraForm Power’s goal is to acquire operating solar and wind assets in North America and Western Europe. TerraForm Power is listed on the Nasdaq Stock Market (Nasdaq: TERP). It is sponsored by Brookfield Asset Management, a leading global alternative asset manager with more than $540 billion of assets under management.

For more information about TerraForm Power, please visit: www.terraformpower.com.

Contacts for Investors / Media:

Sherif El-Azzazi
TerraForm Power
investors@terraform.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access TerraForm Power’s 2020 First Quarter Results, as well as the Letter to Shareholders and Supplemental Information, on TerraForm Power’s website at www.terraformpower.com.

The conference call can be accessed via webcast on May 11, 2020 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/k8qgu4e5. A replay of the webcast will be available for those unable to attend the live webcast. To participate via teleconference, please dial 1-844-464-3938 toll free in North America, or 1-765-507-2638 for overseas calls at approximately 8:50 a.m. Eastern Time; conference ID: 3682288.

Safe Harbor Disclosure

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks, and uncertainties and typically include words or variations of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek,” “estimate,” “predict,” “project,” “opportunities,” “goal,” “guidance,” “outlook,” “initiatives,” “objective,” “forecast,” “target,” “potential,” “continue,” “would,” “will,” “should,” “could,” or “may” or other comparable terms and phrases. All statements that address operating performance, events, or developments that TerraForm Power expects or anticipates will occur in the future are forward-looking statements. They may include estimates of expected cash available for distribution ("CAFD"), distribution growth, CAFD accretion, earnings, revenues, income, loss, capital expenditures, liquidity, capital structure, margin enhancements, cost savings, future growth, financing arrangements and other financial performance items (including future distributions per share), descriptions of management’s plans or objectives for future operations, products, or services, or descriptions of assumptions underlying any of the above. Forward-looking statements provide TerraForm Power’s current expectations or predictions of future conditions, events, or results and speak only as of the date they are made. Although TerraForm Power believes its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct and actual results may vary materially.

Important factors that could cause actual results to differ materially from TerraForm Power’s expectations, or cautionary statements, include but are not limited to: risks related to the proposed acquisition of all our outstanding common stock by an affiliate of Brookfield Asset Management Inc. (“Brookfield”) including whether it will be approved by shareholders and ultimately consummated; risks related to weather conditions at our wind and solar assets; the willingness and ability of counterparties to fulfill their obligations under offtake agreements; price fluctuations, termination provisions and buyout provisions in offtake agreements; our ability to enter into contracts to sell power at acceptable prices and terms, including as our offtake agreements expire; our ability to compete against traditional utilities and renewable energy companies; pending and future litigation; our ability to successfully close the acquisitions of, integrate or realize the anticipated benefits from the projects that we acquire from third parties, including our recently acquired portfolio of distributed generation assets; our ability to close, implement and realize the benefit of our cost and performance enhancement initiatives, including long-term service agreements and our ability to realize the anticipated benefits from such initiatives; equipment failure; risks related to the ability of our hedging activities to adequately manage our exposure to commodity and financial risk; risks related to the outbreak of the COVID-19 pandemic, including its impact on personnel, contract counterparties, power prices and financial markets; risks related to our operations being located internationally, including our exposure to foreign currency exchange rate fluctuations and political and economic uncertainties; government regulation, including compliance with regulatory and permit requirements and changes in tax laws, market rules, rates, tariffs, environmental laws, consumer protection laws, data privacy laws and policies affecting renewable energy; the regulated rate of return of renewable energy facilities in our Regulated Solar and Wind segment, a reduction of which could have a material negative impact on our results of operations; our ability to grow and make acquisitions with cash on hand, which may be limited by our cash distribution policy; fraud, bribery, corruption or other illegal acts; health, safety, security and environmental risk; the condition of the debt and equity capital markets and our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness in the future; operating and financial restrictions placed on us and our subsidiaries related to agreements governing indebtedness; risks related to our relationship with Brookfield, including our ability to realize the expected benefits of sponsorship; and risks related to the effectiveness of our internal control over financial reporting.

TerraForm Power disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions, factors, or expectations, new information, data, or methods, future events, or other changes, except as required by law. The foregoing list of factors that might cause results to differ materially from those contemplated in the forward-looking statements should be considered in connection with information regarding risks and uncertainties which are described in our most recent Annual Report on Form 10-K and in subsequent Quarterly Reports on Form 10-Q, as well as additional factors it may describe from time to time in other filings with the Securities and Exchange Commission. TerraForm Power operates in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and you should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Additional Information and Where to Find It

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission (the “SEC”). Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the transactions by Brookfield Renewable Partners L.P. (“Brookfield Renewable”) and TerraForm Power (the “Transactions”) contemplated by the previously disclosed Reorganization Agreement between Brookfield Renewable and TerraForm Power. Brookfield Renewable and Brookfield Renewable Corporation (“BEPC”) expect to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of TerraForm Power that also constitutes a prospectus of Brookfield Renewable and BEPC (the “F-4”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Brookfield Renewable, BEPC or TerraForm Power may file with the SEC or send to shareholders in connection with the Transactions. SHAREHOLDERS OF TERRAFORM POWER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC (IF AND WHEN THEY BECOME AVAILABLE), INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain copies of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC (if and when available) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Terraform Power will be made available free of charge on Terraform Power’s website at www.terraformpower.com. Copies of documents filed with the SEC by Brookfield Renewable and BEPC will be made available free of charge on Brookfield Renewable’s website at bep.brookfield.com. Such documents are not currently available.

Participants in Solicitation

TerraForm Power and its directors and executive officers, BEPC and its directors and executive officers, and Brookfield Renewable and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of TerraForm Power common stock in respect of the Transactions. Information about the directors and executive officers of TerraForm Power is set forth on its website at www.terraformpower.com. Information about the directors and executive officers of Brookfield Renewable is set forth on its website at bep.brookfield.com. Information about the directors and executive officers of BEPC are set forth on its preliminary Form F-1. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the Transactions when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-solicitation

No securities regulatory authority has either approved or disapproved of the contents of this communication. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended March 31,
	2020	2019
Operating revenues, net	$246,762	$225,332
Operating costs and expenses:
Cost of operations	57,864	60,751
General and administrative expenses	26,217	23,162
General and administrative expenses - affiliate	9,777	5,164
Acquisition costs	355	182
Acquisition costs - affiliate	654	—
Depreciation, accretion and amortization expense	122,391	106,969
Total operating costs and expenses	217,258	196,228
Operating income	29,504	29,104
Other expenses (income):
Interest expense, net	77,959	86,287
Loss (gain) on modification and extinguishment of debt, net	3,593	(5,543)
Gain on foreign currency exchange, net	(4,871)	(8,752)
Other income, net	(4,392)	(2,680)
Total other expenses, net	72,289	69,312
Loss before income tax expense	(42,785)	(40,208)
Income tax expense (benefit)	24,461	(4,151)
Net loss	(67,246)	(36,057)
Less: Net income (loss) attributable to redeemable non-controlling interests	12	(9,381)
Less: Net loss attributable to non-controlling interests	(12,187)	(18,049)
Net loss attributable to Class A common stockholders	$(55,071)	$(8,627)

Weighted average number of shares:
Class A common stock - Basic and diluted	226,513	209,142
Loss per share:
Class A common stock - Basic and diluted	$(0.24)	$(0.04)
Distributions declared per share:
Class A common stock	$0.2014	$0.2014

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$249,220	$237,480
Restricted cash, current	42,907	35,657
Accounts receivable, net	190,745	167,865
Due from affiliates	1,729	499
Derivative assets, current	23,260	15,819
Deposit on acquisitions	12,985	24,831
Prepaid expenses	16,728	13,514
Other current assets	56,863	57,682
Total current assets	594,437	553,347

Renewable energy facilities, net, including consolidated variable interest entities of $3,156,511 and $3,188,508 in 2020 and 2019, respectively	7,759,853	7,405,461
Intangible assets, net, including consolidated variable interest entities of $678,894 and $690,594 in 2020 and 2019, respectively	1,921,229	1,793,292
Goodwill	167,989	127,952
Restricted cash	98,374	76,363
Derivative assets	50,217	57,717
Other assets	43,030	44,504
Total assets	$10,635,129	$10,058,636
Liabilities, Redeemable Non-controlling Interests and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt, including consolidated variable interest entities of $65,959 and $55,089 in 2020 and 2019, respectively	$475,662	$441,951
Accounts payable, accrued expenses and other current liabilities	188,612	178,796
Due to affiliates	13,073	11,510
Derivative liabilities, current portion	63,515	33,969
Total current liabilities	740,862	666,226
Long-term debt, less current portion, including consolidated variable interest entities of $1,162,180 and $932,862 in 2020 and 2019, respectively	6,287,131	5,793,431
Operating lease obligations, less current portion, including consolidated variable interest entities of $138,486 and $141,683 in 2020 and 2019, respectively	286,620	272,894
Asset retirement obligations, including consolidated variable interest entities of $118,961 and $116,159 in 2020 and 2019, respectively	315,146	287,288
Derivative liabilities	242,494	101,394
Deferred income taxes	197,850	194,539
Other liabilities	103,191	112,072
Total liabilities	8,173,294	7,427,844

Redeemable non-controlling interests	8,010	22,884
Stockholders’ equity:
Class A common stock, $0.01 par value per share, 1,200,000,000 shares authorized, 227,585,636 and 227,552,105 shares issued in 2020 and 2019, respectively	2,277	2,276
Additional paid-in capital	2,480,684	2,512,891
Accumulated deficit	(563,358)	(508,287)
Accumulated other comprehensive (loss) income	(16,664)	11,645
Treasury stock, 1,064,347 and 1,051,298 shares in 2020 and 2019, respectively	(15,412)	(15,168)
Total TerraForm Power, Inc. stockholders’ equity	1,887,527	2,003,357
Non-controlling interests	566,298	604,551
Total stockholders’ equity	2,453,825	2,607,908
Total liabilities, redeemable non-controlling interests and stockholders’ equity	$10,635,129	$10,058,636

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31,
	2020	2019
Cash flows from operating activities:	$(67,246)	$(36,057)
Net loss
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, accretion and amortization expense	122,391	106,969
Amortization of favorable and unfavorable rate revenue contracts, net	9,903	9,138
Amortization of deferred financing costs, debt premiums and discounts, net	3,464	2,453
Unrealized loss on interest rate swaps	3,131	13,925
Unrealized loss (gain) on commodity contract derivatives, net	1,300	(804)
Stock-based compensation expense	329	160
Loss (gain) on modification and extinguishment of debt, net	3,593	(5,543)
Loss on disposal of renewable energy facilities	889	1,933
Gain on foreign currency exchange, net	(1,753)	(6,718)
Deferred taxes	24,281	(4,318)
Charges to allowance for doubtful accounts	540	166
Other, net	207	(62)
Changes in assets and liabilities, excluding the effect of acquisitions:
Accounts receivable	8,454	(9,058)
Prepaid expenses and other current assets	(3,847)	10,345
Accounts payable, accrued expenses and other current liabilities	(9,825)	(1,888)
Due to affiliates, net	(1,046)	(535)
Other, net	(8,998)	4,893
Net cash provided by operating activities	85,767	84,999
Cash flows from investing activities:
Capital expenditures	(1,006)	(7,368)
Proceeds from energy rebate and reimbursable interconnection costs	406	2,836
Proceeds from the settlement of foreign currency contracts, net	38,753	—
Payments to acquire businesses, net of cash and restricted cash acquired	(79,433)	—
Other investing activities	—	729
Net cash used in investing activities	$(41,280)	$(3,803)
Cash flows from financing activities:
Revolver draws	127,000	50,000
Revolver repayments	(66,000)	(15,000)
Term Loan principal payments	—	(875)
Borrowings of non-recourse long-term debt	275,624	—
Principal payments and prepayments on non-recourse long-term debt	(242,113)	(50,194)
Debt financing fees paid	(3,250)	(1,197)
Contributions from non-controlling interests	3,008	5,562
Purchase of membership interests and distributions to non-controlling interests	(30,762)	(6,103)
Cash distributions to Class A common stockholders	(45,488)	(41,987)
Payment to terminate interest rate swaps	(16,331)	—
Other financing activities	(971)	—
Net cash provided by (used in) by financing activities	717	(59,794)
Net increase in cash, cash equivalents and restricted cash	45,204	21,402
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,203)	(4,377)
Cash, cash equivalents and restricted cash at beginning of period	349,500	392,809
Cash, cash equivalents and restricted cash at end of period	$390,501	$409,834

Reconciliation of Non-GAAP Measures

This communication contains references to Adjusted Revenue, Adjusted EBITDA, and cash available for distribution (“CAFD”), which are supplemental Non-GAAP measures that should not be viewed as alternatives to GAAP measures of performance, including revenue, net income (loss), operating income or net cash provided by operating activities. Our definitions and calculation of these Non-GAAP measures may differ from definitions of Adjusted Revenue, Adjusted EBITDA and CAFD or other similarly titled measures used by other companies. We believe that Adjusted Revenue, Adjusted EBITDA and CAFD are useful supplemental measures that may assist investors in assessing the financial performance of TerraForm Power. None of these Non-GAAP measures should be considered as the sole measure of our performance, nor should they be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with GAAP, which are available on our website at www.terraform.com, as well as at www.sec.gov.  We encourage you to review, and evaluate the basis for, each of the adjustments made to arrive at Adjusted Revenue, Adjusted EBITDA and CAFD.

Calculation of Non-GAAP Measures

We define Adjusted Revenue as operating revenues, net, adjusted for non-cash items, including (i) unrealized gain/loss on derivatives, net, (ii) amortization of favorable and unfavorable rate revenue contracts, net, (iii) an adjustment for wholesale market revenues to the extent above or below the regulated price bands, and (iv) other items that we believe are representative of our core business or future operating performance.

We define Adjusted EBITDA as net income (loss) plus depreciation, accretion and amortization, non-operating general and administrative costs, management fees to Brookfield, interest expense, income tax (benefit) expense, acquisition related expenses, and certain other non-cash charges, unusual or non-recurring items and other items that we believe are not representative of our core business or future operating performance.

We define “cash available for distribution” or “CAFD” as Adjusted EBITDA (i) minus management fees to Brookfield, (ii) minus cash distributions paid to non-controlling interests in our renewable energy facilities, if any, (iii) minus annualized scheduled interest and project level amortization payments in accordance with the related borrowing arrangements, (iv) minus average annual sustaining capital expenditures (based on the long-sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon, (v) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations.

Use of Non-GAAP Measures

We disclose Adjusted Revenue because it presents the component of operating revenue that relates to energy production from our plants, and is, therefore, useful to investors and other stakeholders in evaluating performance of our renewable energy assets and comparing that performance across periods in each case without regard to non-cash revenue items.

We disclose Adjusted EBITDA because we believe it is useful to investors and other stakeholders as a measure of our financial and operating performance and debt service capabilities. We believe Adjusted EBITDA provides an additional tool to investors and securities analysts to compare our performance across periods without regard to interest expense, taxes and depreciation and amortization. Adjusted EBITDA has certain limitations, including that it: (i) does not reflect cash expenditures or future requirements for capital expenditures or contractual liabilities or future working capital needs, (ii) does not reflect the significant interest expenses that we expect to incur or any income tax payments that we may incur, and (iii) does not reflect depreciation and amortization and, although these charges are non-cash, the assets to which they relate may need to be replaced in the future, and (iv) does not take into account any cash expenditures required to replace those assets. Adjusted EBITDA also includes adjustments for impairment charges, gains and losses on derivatives and foreign currency swaps, acquisition related costs and items we believe are infrequent, unusual or non-recurring, including adjustments for general and administrative expenses we have incurred as a result of the SunEdison bankruptcy.

We disclose CAFD because we believe cash available for distribution is useful to investors and other stakeholders in evaluating our operating performance and as a measure of our ability to pay distributions. CAFD is not a measure of liquidity or profitability, nor is it indicative of the funds needed by us to operate our business. CAFD has certain limitations, such as the fact that CAFD includes all of the adjustments and exclusions made to Adjusted EBITDA described above.

The adjustments made to Adjusted EBITDA and CAFD for infrequent, unusual or non-recurring items and items that we do not believe are representative of our core business involve the application of management's judgment, and the presentation of Adjusted EBITDA and CAFD should not be construed to infer that our future results will be unaffected by infrequent, non-operating, unusual or non-recurring items.

In addition, these measures are used by our management for internal planning purposes, including for certain aspects of our consolidated operating budget, as well as evaluating the attractiveness of investments and acquisitions. We believe these Non-GAAP measures are useful as a planning tool because they allow our management to compare performance across periods on a consistent basis in order to more easily view and evaluate operating and performance trends and as a means of forecasting operating and financial performance and comparing actual performance to forecasted expectations. For these reasons, we also believe these Non-GAAP measures are also useful for communicating with investors and other stakeholders.

The following tables present a reconciliation of operating revenues to Adjusted Revenue and net loss to Adjusted EBITDA and to CAFD:

	Three Months Ended March 31
(in millions)	2020	2019
Reconciliation of Net Loss to Adjusted EBITDA
Net loss attributable to Class A common stockholders	$(55)	$(9)
Net loss attributable to redeemable and non-redeemable non-controlling interests	$(12)	$(27)
Net loss	$(67)	$(36)
Depreciation, accretion and amortization expense (a)	132	117
Interest expense, net	78	86
Non-operating general and administrative expenses (b)	13	12
Loss (gain) on modification and extinguishment of debt	4	(6)
Acquisition and related costs	1	—
Income tax expense (benefit)	24	(4)
Regulated Solar and Wind price band adjustment (c)	(8)	5
Management Fee (d)	9	5
Other non-cash or non-operating items (e)	(6)	(1)
Adjusted EBITDA	$180	$178

(in millions)	Three Months Ended March 31
Reconciliation of Operating Revenues, net to Adjusted Revenue	2020	2019
Operating revenues, net	$247	$225
Unrealized loss (gain) on commodity contract derivatives, net (f)	1	(1)
Amortization of favorable and unfavorable rate revenue contracts, net (g)	10	9
Regulated Solar and Wind price band adjustment (c)	(8)	5
Other items (h)	—	4
Adjusted Revenue	$250	$242

(in millions)	Three Months Ended March 31
Reconciliation of Adjusted Revenue to Adjusted EBITDA and Adjusted EBITDA to CAFD	2020	2019
Adjusted Revenue	$250	$242
Direct Operating costs	(72)	(65)
Settled FX gain	2	1
Adjusted EBITDA	$180	$178
Fixed management fee (d)	(4)	(3)
Variable management fee (d)	(5)	(2)
Adjusted interest expense (i)	(80)	(72)
Levelized principal payments (j)	(68)	(59)
Cash distributions to non-controlling interests (k)	(5)	(5)
Sustaining capital expenditures (l)	(2)	(2)
Other (m)	4	9
Cash available for distribution (CAFD)	$20	$44

a)
Includes reductions/(increases) within operating revenues due to net amortization of favorable and unfavorable rate revenue contracts as detailed in the reconciliation of Adjusted Revenue, and losses on disposal of property, plant and equipment.

b)
Non-operating items and other items incurred directly by TerraForm Power that we do not consider indicative of our core business operations are treated as an addback in the reconciliation of net loss to Adjusted EBITDA. These items include, but are not limited to, extraordinary costs and expenses related primarily to IT system arrangements, relocation of the headquarters to New York, and legal, third party diligence, contractor fees and advisory fees associated with acquisitions, dispositions, financings, and other non-recurring activities. TerraForm Power’s normal, recurring general and administrative expenses in Corporate, paid by TerraForm Power, are the amounts shown below and were not added back in the reconciliation of net loss to Adjusted EBITDA:

$ in millions	Q1 2020	Q1 2019
Operating general and administrative expenses in Corporate	$(8)	$(8)

c)
Represents the Regulated Solar and Wind segment’s Price Band Adjustment to Return on Investment Revenue as dictated by market conditions. To the extent that the wholesale market price is greater or less than a price band centered around the market price forecasted by the Spanish regulator during the preceding three years, the difference in revenues assuming average generation accumulates in a tracking account. The Return on Investment is either increased or decreased in order to amortize the balance of the tracking account over the remaining regulatory life of the assets.

d)	Represents management fee that is not included in Direct operating costs.
e)
Represents other non-cash or non-operating items as detailed in the reconciliation of Adjusted Revenue and associated footnote and certain other items that we believe are not representative of our core business or future operating performance, including but not limited to: loss/(gain) on foreign exchange (“FX”), unrealized loss on commodity contracts, and one-time blade repairs related to the preparation for GE transition.

f)
Represents unrealized (gain)/loss on commodity contracts associated with energy derivative contracts that are accounted for at fair value with the changes recorded in operating revenues, net. The amounts added back represent changes in the value of the energy derivative related to future operating periods, and are expected to have little or no net economic impact since the change in value is expected to be largely offset by changes in value of the underlying energy sale in the spot or day-ahead market.

g)	Represents net amortization of purchase accounting related to intangibles arising from past business combinations related to favorable and unfavorable rate revenue contracts.
h)
Primarily represents insurance compensation for revenue losses, transmission capacity revenue, and adjustments for solar renewable energy certificate (“SREC”) recognition and other revenue due to timing.

i)
Represents project-level and other interest expense and interest income attributed to normal operations. The reconciliation from Interest expense, net as shown on the Consolidated Statements of Operations to adjusted interest expense applicable to CAFD is as follows:

$ in millions	Q1 2020	Q1 2019
Interest expense, net	$(78)	$(86)
Amortization of deferred financing costs and debt discounts	4	2
Other, primarily fair value changes in interest rate swaps and purchase accounting adjustments due to acquisition	(6)	12
Adjusted interest expense	$(80)	$(72)

j)	Represents levelized project-level and other principal debt payments to the extent paid from operating cash.
k)
Represents cash distributions paid to non-controlling interests in our renewable energy facilities. The reconciliation from Distributions to non-controlling interests as shown on the Consolidated Statement of Cash Flows to Cash distributions to non-controlling interests, net for the three months March 31, 2020 and 2019 is as follows:

$ in millions	Q1 2020	Q1 2019
Purchase of membership interests and distribution to non- controlling interests	(31)	(6)
Buyout of non-controlling interests	2	1
Adjustment for non-operating cash distributions	24	—
Cash distributions to non-controlling interests	$(5)	$(5)

l)	Represents long-term average sustaining capital expenditures to maintain reliability and efficiency of the assets.
m)
Represents other cash flows as determined by management to be representative of normal operations including, but not limited to, wind plant “pay as you go” contributions received from tax equity partners, interconnection upgrade reimbursements, cash tax payments, and recognized SREC gains that are covered by loan agreements.